May 12, 2008


NEWS RELEASE

BHP Billiton Diamonds Inc. to acquire Anglo Potash Ltd.


For immediate release

CALGARY, ALBERTA and TORONTO, ONTARIO – Anglo Potash Ltd. (TSXV: AGP) ("Anglo Potash") and BHP Billiton Diamonds Inc. ("BHP Billiton") are pleased to announce that they have entered into a definitive agreement whereby BHP Billiton will offer to acquire all of the issued and outstanding common shares of Anglo Potash at a price of $8.15 cash per common share. The total equity value of the transaction is approximately $284 million on a fully-diluted basis. All amounts are in Canadian dollars.

The $8.15 per share cash consideration represents a 34% premium over the closing price of the common shares on the TSX Venture Exchange on May 9, 2008 and a 36% premium based on the volume weighted average price of the common shares over the 60 trading days prior to May 12, 2008.

Anglo Potash's Board of Directors has unanimously approved the acquisition and recommends that shareholders vote their shares in favour of the transaction, following receipt of a fairness opinion from its financial advisor.

The transaction is to be completed by way of a statutory plan of arrangement and will be subject to the approval of 66⅔% of the votes cast by Anglo Potash's securityholders and a simple majority of the votes cast by the shareholders (other than BHP Billiton and its related parties) at a special meeting, which is currently anticipated to take place in July 2008. The acquisition will also require court approval. If Anglo Potash's securityholders approve the acquisition and the requisite court approval is obtained, the closing is expected to take place in July, 2008. The information circular for the acquisition is expected to be mailed to Anglo Potash's securityholders later in this month.

Todd Montgomery, Anglo Potash's President and Chief Executive Officer and a director, and the other directors of Anglo Potash, Brent Walter, Randal Ludwar, Corey Giasson and Joseph Montgomery have entered into a lock-up agreement with BHP Billiton under which they will irrevocably vote approximately 26% of Anglo Potash's outstanding common shares (including shares to be issued upon exercise of outstanding vested options) in favour of the transaction. The directors have agreed to exercise their vested options to vote the underlying shares in favour of the transaction. The lock-up agreement also provides BHP Billiton with an option to acquire for $8.15 per share an aggregate of 5,300,000 shares of Anglo Potash representing approximately 16.7% of the outstanding shares from the directors of Anglo Potash if the definitive agreement is terminated in certain circumstances. These shares, together with the 1,039,093 previously-owned shares (or approximately 3.2%), represent approximately 19.9% of the outstanding shares of Anglo Potash.

Anglo Potash has agreed not to solicit or initiate any discussion regarding any other business combination or sale of material assets. Anglo Potash has also granted BHP Billiton a right to match any superior proposal and a termination fee of $10 million payable to BHP Billiton by Anglo Potash if the definitive agreement is terminated as a result of Anglo Potash recommending or approving an acquisition proposal or entering into an agreement with respect to a superior proposal or similar circumstances.

"We are pleased to take this step with BHP Billiton and believe the acquisition will benefit the shareholders of Anglo Potash," said Todd Montgomery. "We have been joint venture partners with BHP Billiton for two years of exploration and development, the success of which is underscored by today's excellent offer from BHP Billiton."

BHP Billiton's President of Diamonds & Specialty Products, Graham Kerr, added that "I wish to thank Todd and his team for their continual support as our JV partner; we look forward to the next chapter in the potash exploration and development program and building upon our successful history of investment and growth in Canada."

Anglo Potash is being advised by Morgan Stanley & Co. Incorporated, and its legal counsel are Osler, Hoskin & Harcourt LLP and ProVenture Law LLP. Morgan Stanley has also provided an opinion to the Board of Directors of Anglo Potash that, as of the date of the signing of the definitive agreement, and subject to the assumptions and limitations on which the opinions are based, the consideration to be received under the offer is fair, from a financial point of view, to Anglo Potash's shareholders. BHP Billiton is being advised by TD Securities Inc. and its legal counsel are Davies Ward Phillips & Vineberg LLP.

About Anglo Potash Ltd.

Anglo Potash is a mineral exploration and development company focused on developing a potash mine in Saskatchewan, Canada. Anglo Potash entered into a joint venture (the "JV"), with BHP Billiton pursuant to which Anglo Potash holds a 25% interest (through its wholly owned subsidiary Prairie Potash Corp.) and BHP Billiton holds a 75% interest in the JV, with BHP Billiton being the operator of the JV. The JV holds 32 potash permits, some of which are pending, covering over 1.8 million acres of lands.

About BHP Billiton

BHP Billiton Diamonds Inc. is a subsidiary of the BHP Billiton Group. BHP Billiton is the world's largest diversified natural resources company, with some 39,000 employees across 100 operations in approximately 25 countries. Its operations encompass a broad range of commodities including aluminium, energy coal, metallurgical coal, copper, manganese, iron ore, uranium, nickel, diamonds, silver and titanium minerals, oil, gas, and liquefied natural gas.

In 2007, BHP Billiton generated turnover of US$47.5 billion, and attributable profit (excluding exceptional items) of US$13.7 billion.

BHP Billiton is dual listed on both the Australian and London stock exchanges, with its headquarters in Melbourne, Australia.

The TSX Venture Exchange Inc. does not accept responsibility for the adequacy or accuracy of this release.

The information in this document contains certain forward-looking statements with respect to Anglo Potash Ltd. These statements are often, but not always, made through the use of words or phrases such as "expect", "should", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Anglo Potash Ltd. specifically or its industry generally that could cause the actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of Anglo Potash Ltd. These risks and uncertainties relate to such factors as the receipt of required securityholder approvals and regulatory approvals, the availability of sufficient capital, the estimated cost and availability of funding for the continued exploration and development of the prospects of Anglo Potash, political and economic conditions, commodity prices, and other factors. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of the date hereof and Anglo Potash Ltd. disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

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For further information, please contact:

Anglo Potash contacts

Todd Montgomery
President and CEO
Telephone   +1 403 228 0607

Corey Giasson
Vice President, Business Development and
Investor Relations
Telephone   +1 306 651 4407

BHP Billiton contacts

Tracey Whitehead
Investor & Media Relations
Telephone   US+1 713 599 6100
              UK +44 20 7802 4031
Mobile   +44 7917 648 093
Email   Tracey.Whitehead@bhpbilliton.com

BHP Billiton Diamonds Inc.
Suite 800, Four Bentall Centre
1055 Dunsmuir Street
Vancouver, British Columbia V1X 1L2

Morgan Stanley contacts

Richard H.M. Robinson
Executive Director
Telephone   +1 212 761 3307
Email   richard.hm.robinson@morganstanley.com

TD Securities contacts

Ewan Mason
Telephone   +1 416 308 3099
Email   ewan.mason@tdsecurities.com